Lufthansa

04 FEB 26 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen
Your Ref.

Unsere Zeichen / Datum
Our Ref. / Date

Telefon / Telefax
Telephone / Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
16 February 2004

04010140

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

04 FEB 26 AM 7:21

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, <u>on a timely basis</u>, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

NOT FOR DISTRIBUTION IN THE UNITED STATES

Ad-hoc- release of
Deutsche Lufthansa AG, Cologne

Ad-hoc release pursuant to §15 of the securities trading act

Lufthansa to Sell 78,000,000 Amadeus Shares

Deutsche Lufthansa AG announces the sale of 78,000,000 Class A-Shares of Amadeus Global Travel Distribution S.A. in an Accelerated Bookbuilt Offering to institutional investors. Bookbuilding will commence immediately. The sale price of the Amadeus Class A Shares will be determined after the books have closed. A press release will be made in due course after completion of the sale.

Following the completion of the transaction, Lufthansa's ownership of Amadeus Class A Shares will stand at 5.1% compared to 18.3% before the transaction. The free float of Amadeus Class A Shares will increase from 40.1% to 53.3% of Amadeus' outstanding Class A share capital. Lufthansa has entered into a standard lock-up agreement under which it has agreed not to dispose of any of its remaining holding of 29,826,173 Amadeus Class A Shares for a period of 180 days from today.
The placing will be managed by Dresdner Kleinwort Wasserstein.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (+49) 696-90997, Fax (+49) 696-90990
Email: investor.relations@dlh.de

12 February 2004

Investor Info January 2004

including traffic figures

Change in capacity utilisation in January compared with previous year



75
70
65
60
55
50
%
2004
2003
PassengerLF
CargoLF
GroupLF

Note:

The Lufthansa Group's full-year results 2003 will be disclosed on 25 March. The Annual Report will be available on the Internet on the same date.

The next **Investor Info** with the traffic figures for February 2004 is due on 09 March 2004.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 696-90997, Fax -90990
E- Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

10 February 2004

More passengers, more cargo and higher load factors

Lufthansa improved its traffic performance in January 2004. Last month the Group airlines carried 3.5 million passengers, which represents a rise of 2.2 per cent year-on-year, and succeeded in selling the 5.1 per cent increase in capacity on the marketplace. Sales climbed by 6.0 per cent, bringing the passenger load factor up to 70.0 per cent (+ 0.6 pp). For the first time, the figures contain the traffic data for all Lufthansa's partner airlines, which are now cooperating under the "Lufthansa Regional" banner. Air Dolomiti, which belongs to the Lufthansa Group, was integrated retroactively with effect from 1 January 2003, so that the traffic figures for 2003 differ from those published a year ago.

Demand was particularly high in the Americas and Middle East/Africa traffic regions, where passenger numbers rose by 11.9 and 15.9 per cent respectively. Lufthansa also achieved double-digit growth in sales in both these regions. On Asia/Pacific routes Lufthansa brought back bigger aircraft and so increased capacity by 4.5 per cent. As sales only grew by 1.7 per cent, the passenger load factor fell 2.1 percentage points short of the prior-year figure. At 76.5 per cent, however, it was higher than in the other three traffic regions. Performance in Europe remained on last year's level.

Lufthansa Cargo increased the volume of freight and mail it transported by 4.6 per cent to 119,000 tonnes, and boosted sales by 4.7 per cent to 522 million cargo tonne kilometres. The cargo load factor climbed 4.4 percentage points to 65.0 per cent. The customer campaign had the desired effect, especially in Germany. While Asia remains the traffic region with the most pleasing trend, Lufthansa Cargo achieved higher load factors in all of the traffic regions.

The overall performance of the Group's airline business was also positive. While available capacity rose by 2.1 per cent, sales increased by 5.5 per cent, resulting in an overall load factor of 67.9 per cent, 2.2 percentage points higher than in January 2003.

Lufthansa Cargo and DHL intensify cooperation

From the start of the summer timetable, DHL and Lufthansa Cargo will serve five long-haul routes jointly. Flights will be operated by Lufthansa Cargo MD11 freighters, and the available capacity will be shared between the two companies. Both partners will benefit from this long-term strategic cooperation. DHL will step up the frequency of its services between the American, Asian and European markets, while Lufthansa Cargo will be able to secure its basic capacity utilisation in the long term and also offer its customers new routes.

Award for Lufthansa

Lufthansa has won a top prize in the "Image Profile 2004" competition organised by Germany's *Manager Magazin*. Two-and-a-half thousand top industry decision-makers voted Lufthansa the best company in the Transport/Tourism category for its crisis management and speed of response. In the overall ranking of 117 companies, Lufthansa hits rank 19.

Traffic figures January 2004

Lufthansa Passenger Business Group*	January 2004	Yoy (%)	Cumulative	Yoy (%)
Passengers in 1,000	3,529	+ 2.2	3,529	+ 2.2
Available seat-kilometers (mio)	10,601	+ 5.1	10,601	+ 5.1
Revenue pax-kilometers (mio)	7,421	+ 6.0	7,421	+ 6.0
Passenger load-factor (%)	70.0	+ 0.6P.	70.0	+ 0.6P.
Number of Flights	47,353	+ 6.0	47,353	+ 6.0
Lufthansa Cargo AG	**January 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	119	+ 4.6	119	+ 4.6
Available Cargo tonne-km (mio)	803	- 2.3	803	- 2.3
Revenue Cargo tonne-km (mio)	522	+ 4.7	522	+ 4.7
Cargo load-factor (%)	65.0	+ 4.4P.	65.0	+ 4.4P.
Number of Flights	1,718	- 10.0	1,718	- 10.0
Lufthansa Group	**January 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,870	+ 2.1	1,870	+ 2.1
Revenue tonne-km (mio)	1,269	+ 5.5	1,269	+ 5.5
Overall load factor (%)	67.9	+ 2.2P.	67.9	+ 2.2P.
Number of Flights	49,071	+ 5.4	49,071	+ 5.4
Traffic regions				
Europe (incl. Germany)	**January 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	2,704	+ 0.2	2,704	+ 0.2
Available seat-kilometers (mio)	3,184	- 2.1	3,184	- 2.1
Revenue pax-kilometers (mio)	1,784	- 0.3	1,784	- 0.3
Passenger load-factor (%)	56.0	+ 1.0P.	56.0	+ 1.0P.
Cargo/mail in 1,000 tonnes	54	+ 6.6	54	+ 6.6
Available Cargo tonne-km (mio)	91	- 5.8	91	- 5.8
Revenue Cargo tonne-km (mio)	38	+ 7.6	38	+ 7.6
Cargo load-factor (%)	42.0	+ 5.3P.	42.0	+ 5.3P.
America (North and South)	**January 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	408	+ 11.9	408	+ 11.9
Available seat-kilometers (mio)	3,849	+ 10.3	3,849	+ 10.3
Revenue pax-kilometers (mio)	2,933	+ 11.8	2,933	+ 11.8
Passenger load-factor (%)	76.2	+ 1.1P.	76.2	+ 1.1P.
Cargo/mail in 1,000 tonnes	28	+ 1.2	28	+ 1.2
Available Cargo tonne-km (mio)	268	- 4.8	268	- 4.8
Revenue Cargo tonne-km (mio)	184	+ 0.5	184	+ 0.5
Cargo load-factor (%)	68.9	+ 3.7P.	68.9	+ 3.7P.
Asia/Pacific	**January 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	263	+ 2.1	263	+ 2.1
Available seat-kilometers (mio)	2,626	+ 4.5	2,626	+ 4.5
Revenue pax-kilometers (mio)	2,009	+ 1.7	2,009	+ 1.7
Passenger load-factor (%)	76.5	- 2.1P.	76.5	- 2.1P.
Cargo/mail in 1,000 tonnes	29	+ 2.4	29	+ 2.4
Available Cargo tonne-km (mio)	376	+ 0.3	376	+ 0.3
Revenue Cargo tonne-km (mio)	259	+ 5.8	259	+ 5.8
Cargo load-factor (%)	68.9	+ 3.6P.	68.9	+ 3.6P.
Middle East and Africa	**January 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	154	+ 15.9	154	+ 15.9
Available seat-kilometers (mio)	942	+ 13.0	942	+ 13.0
Revenue pax-kilometers (mio)	695	+ 12.8	695	+ 12.8
Passenger load-factor (%)	73.7	- 0.1P.	73.7	- 0.1P.
Cargo/mail in 1,000 tonnes	7	+ 12.7	7	+ 12.7
Available Cargo tonne-km (mio)	68	- 0.8	68	- 0.8
Revenue Cargo tonne-km (mio)	40	+ 16.5	40	+ 16.5
Cargo load-factor (%)	58.6	+ 8.7P.	58.6	+ 8.7P.

*Deutsche Lufthansa AG + Lufthansa Regional